SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH April 7, 2008

(Commission File No. 1-32826)

TAM S.A.
(Exact name of Registrant as specified in its Charter)

Av. Jurandir, 856 – Lote 4, 1° andar
04072-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

PRESS RELEASE	April 7, 2008

TAM Participates in Project to Implement Electronic Waybills

New document format will be standardized for all transport sectors

São Paulo, April 7, 2008 – TAM Linhas Aereas, through its cargo division TAM Cargo, is in partnership with the Brazilian Federal Tax Authorities, a group of more than 10 companies from different transport sectors and the State Secretaries of Finance to develop an Electronic Waybill (known as a CT-e) project in Brazil.

The project is to implement, later this year, a single Transport Waybill format -- a standard document all cargo transporters will issue before shipping -- that will replace the current paper forms with an electronic document that can be used for all transport categories.

The CT-e will make TAM's operations faster and more efficient, as some processes related to transport, which are currently manual, will be automated.

Currently, when cargos are unloaded from aircraft, they undergo an inspection process in some Brazilian states and cannot be delivered to addressees until a series of manual procedures are completed. Automating the process will reduce the time cargo remains at inspection points, making compliance with legal requirements faster and more efficient, and simplifying issuance of the Waybill -- which currently must be completed on four to seven copies.

As well as these benefits, the CT-e will also bring a significant reduction in the use of paper. Currently TAM Cargo issues around 200 thousand waybills per month, which corresponds to 2.4 million documents annually. With the digital system in operation, the company estimates savings of around five tons of paper per year.

About TAM Cargo

TAM Cargo, the cargo business unit of TAM Linhas Aereas, offers express delivery, conventional and special cargo services. It serves many locations in Brazil and abroad, flying directly to 42 Brazilian airports, and covers more than 3,900 locations with around 700 flights daily.

Seeking service excellence, TAM Cargo offers customer service channels to clients via its site http://www.tamcargo.com.br and its 24-Hour Call Center (In the city of Sao Paulo and the metropolitan area the telephone number is (11) 5079-9999 and in other locations 0800 562211), which allow users to obtain general information on the transport of goods, receive quotes, request invoices and trace cargo in real time.

Investor Relations:	Press Agency:
Phone: (55) (11) 5582-9715	Phone: (55) (11) 5582-8167
Fax: (55) (11) 5582-8149	Fax: (55) (11) 5582-8155
invest@tam.com.br	tamimprensa@tam.com.br
www.tam.com.br/ir	MVL Comunicação
Phone. (11) 3594-0302 / 0304 / 0305

About TAM:
TAM (www.tam.com.br) has been the leader in the Brazilian domestic market for more than four years, and closed February 2008 with a 50.6% market share. The company operates flights to 42 Brazilian destinations. It serves 79 different destinations in the Brazilian market through commercial agreements with regional companies. Among Brazilian airline companies, TAM’s international market share was 67.2% in February. Its international operations include direct flights to 17 destinations: New York and Miami (USA), Paris (France), London (England), Milan (Italy), Frankfurt (Germany), Madrid (Spain), Buenos Aires and Cordoba (Argentina), Santiago (Chile), Caracas (Venezuela), Montevideo and Punta del Este (Uruguay), Asuncion and Ciudad del Este (Paraguay), and Santa Cruz de la Sierra and Cochabamba (Bolivia). Additionally, it has code share agreements with international airlines, which allow passengers to travel to another 64 destinations in the United States, South America and Europe. TAM was the first airline company to launch a loyalty program in Brazil; TAM's program currently has 4.5 million members and has redeemed more than 5.2 million tickets in exchange for points.

SIGNATURE

            Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 7, 2008

TAM S.A.

By:	/S/ Libano Miranda Barroso
Name: Libano Miranda Barroso Title: Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.